

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 10, 2008

Ms. Chantal Schutz
Chief Financial Officer
Alberta Star Development Corp.
506 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Canada

> **Re:** **Alberta Star Development Corp.**
> **Form 20-F for the Fiscal Year Ended November 30, 2007**
> **Filed April 8, 2008**
> **File No. 0-31172**

Dear Ms. Schutz:

We have reviewed your Form 20-F for the Fiscal Year Ended November 30, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2007

Operating and Financial Review and Prospects

Operating Results, page 53

1. We note your discussion of operating results for all periods is presented based on US GAAP. The instructions to Item 5 of the Form 20-F explain that the discussion of operating results should focus on the primary financial statements presented in the document. The instructions also explain that you should refer to the reconciliation to U.S. GAAP, and discuss any aspects of the differences

between foreign and U.S. GAAP, not otherwise discussed in the reconciliation, that you believe are necessary for an understanding of the financial statements as a whole. Please modify your discussion to comply with the guidance in the Form 20-F, or tell us why you believe no modification is necessary.

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 73

2.   In accordance with Item 15T(b)(2) of Form 20-F, please modify your report to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting.

Statements of Cash Flows, page 80

3.   Within the reconciliation of net loss to cash used in operating activities, you include a line identified as Mineral Property Interests Expensed. Please tell us why these costs are included as a reconciling item. Also, please explain why the change in accounts payable and accrued liabilities does not appear to reconcile with the amounts reflected on your balance sheet.

Note 18 Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 115

4.   Within your reconciliation of net loss, and share capital and deficit, you identify a reconciling item as relating to flow-through shares. We note your discussion in note i; however, it is not clear from the discussion why the issuance and renunciation of tax benefits for flow-through shares results in a difference between Canadian and US GAAP. Please modify your disclosure to clearly explain why there is a difference between Canadian and US GAAP. Please also confirm to us that you have adopted and apply the provisions of EIC 146.

ii Stock-based Compensation, page 118

5.   We note your disclosure that for US GAAP you follow "…the fair value method of accounting for stock options prescribed under SFAS No. 123. Please note that the effective date for compliance with SFAS No. 123(R) is the first interim or annual reporting period of the registrant's first fiscal year beginning on or after December 15, 2005. As such, please tell us why you have not adopted the provisions of SFAS 123(R).

Section 302 Certifications

6.	In a March 4, 2005 Staff Alert entitled "Annual Report Reminders," the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in the Instructions to the Form 20-F. We note the identification of the certifying individual at the beginning of your certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be modified so as not to include the individual's title. Please ensure your certifications are in the exact form set forth in the instructions to the Form 20-F.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief